UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

First Quarter 2025 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

First Quarter 2025 Financial Results

Total revenue for the first quarter of 2025 increased 4.3% to 66,379 kEUR from 63,637 kEUR for the first quarter of 2024. Adjusted EBIT for the first quarter of 2025 was 646 kEUR compared to 2,656 kEUR for the 2024 period.

Revenue from our Materialise Medical segment increased 18.7% to 31,078 kEUR for the first quarter of 2025 compared to 26,183 kEUR for the same period in 2024.

Revenue from our Materialise Software segment decreased 6.4% to 9,775 kEUR for the first quarter of 2025 from 10,438 kEUR for the same quarter last year.

Revenue from our Materialise Manufacturing segment decreased 5.5% to 25,526 kEUR for the first quarter of 2025 from 27,016 kEUR for the first quarter of 2024.

Gross profit increased 2.2% to 36,724 kEUR compared to 35,935 kEUR for the same period last year, while gross profit as a percentage of revenue was 55.3% compared to 56.5% for the first quarter of 2024.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 6.9% to 36,510 kEUR for the first quarter of 2025 from 34,138 kEUR for the first quarter of 2024.

Net other operating income was 360 kEUR compared to 789 kEUR for the first quarter of 2024.

Operating result amounted to 574 kEUR compared to 2,585 kEUR for the first quarter of 2024.

Net financial result was (875) kEUR, compared to 1,510 kEUR for the first quarter of 2024, reflecting unfavorable effects from exchange rate fluctuations.

The first quarter of 2025 contained net tax expenses of (234) kEUR, compared to net tax expenses of (510) kEUR in the first quarter of 2024.

As a result of the above, net loss for the first quarter of 2025 was (535) kEUR, compared to a net profit of 3,585 kEUR for the same period in 2024. Total comprehensive loss for the first quarter of 2025, which includes exchange differences on translation of foreign operations, was (30) kEUR compared to 3,312 kEUR for the 2024 period.

At March 31, 2025, we had cash and cash equivalents of 104,180 kEUR compared to 102,304 kEUR at December 31, 2024. Gross debt amounted to 36,444 kEUR, compared to 41,284 kEUR at December 31, 2024. As a result, our net cash position increased by 6,716 kEUR to 67,736 kEUR.

Cash flow from operating activities for the first quarter of 2025 was 9,713 kEUR, compared to 9,970 kEUR for the same period in 2024. Total cash out from capital expenditures for the first quarter of 2025 amounted to 1,832 kEUR, resulting in a positive free cash flow.

Net shareholders’ equity at March 31, 2025 was 248,703 kEUR compared to 248,492 kEUR at December 31, 2024.

The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the first quarter of 2025 was 1.0%, compared to 4.2% for the first quarter of 2024. Adjusted EBITDA for the first quarter of 2025 was 6,147 kEUR compared to 8,094 kEUR for the 2024 period.

Adjusted EBITDA from our Materialise Medical segment increased 14.2% to 9,047 kEUR for the first quarter of 2025 compared to 7,921 kEUR, while the segment Adjusted EBITDA margin (segment Adjusted EBITDA divided by segment revenue) was 29.1% compared to 30.3% for the first quarter of 2024.

Adjusted EBITDA from our Materialise Software segment decreased 45.1% to 599 kEUR from 1,090 kEUR, while the segment Adjusted EBITDA margin was 6.1%, compared to 10.4% for the prior-year period.

Adjusted EBITDA from our Materialise Manufacturing segment decreased to (377) kEUR from 1,529 kEUR, while the segment Adjusted EBITDA margin was (1.5)%, compared to 5.7% for the first quarter of 2024.

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBIT and EBITDA, respectively. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0815, the reference rate of the European Central Bank on March 31, 2025.

About Materialise

Materialise incorporates over 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	for the three months ended March 31,
In '000	2025	2025	2024
	U.S.$	€	€
Revenue	71,789	66,379	63,637
Cost of Sales	(32,071)	(29,654)	(27,702)
Gross Profit	39,717	36,724	35,935
Gross profit as % of revenue	55.3%	55.3%	56.5%

Research and development expenses	(12,345)	(11,414)	(10,231)
Sales and marketing expenses	(16,299)	(15,071)	(14,598)
General and administrative expenses	(10,842)	(10,025)	(9,309)
Net other operating income (expenses)	389	360	789
Operating (loss) profit	620	574	2,585

Financial expenses	(2,998)	(2,772)	(798)
Financial income	2,052	1,897	2,308
(Loss) profit before taxes	(326)	(301)	4,096

Income Taxes	(253)	(234)	(510)
Net (loss) profit for the period	(579)	(535)	3,585
Net (loss) profit attributable to:
The owners of the parent	(577)	(533)	3,591
Non-controlling interest	(2)	(2)	(6)

Earning per share attributable to owners of the parent
Basic	(0.01)	(0.01)	0.06
Diluted	(0.01)	(0.01)	0.06

Weighted average basic shares outstanding	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,067	59,067	59,088

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended March 31,
In 000€	2025	2025	2024
	U.S.$	€	€
Net profit (loss) for the period	(579)	(535)	3,585
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	546	505	(273)
Other comprehensive income (loss), net of taxes	546	505	(273)
Total comprehensive income (loss) for the year, net of taxes	(33)	(30)	3,312
Total comprehensive income (loss) attributable to:
The owners of the parent	(34)	(32)	3,319
Non-controlling interests	2	1	(6)

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000€	2025	2024
Assets
Non-current assets
Goodwill	43,372	43,391
Intangible assets	28,772	29,973
Property, plant & equipment	110,906	111,331
Right-of-Use assets	7,337	7,719
Deferred tax assets	3,407	3,523
Investments in convertible loans	4,055	3,994
Other non-current assets	6,274	5,893
Total non-current assets	204,123	205,823
Current assets
Inventories	16,148	16,992
Trade receivables	49,571	53,052
Other current assets	16,432	18,166
Cash and cash equivalents	104,180	102,304
Total current assets	186,331	190,513
Total assets	390,454	396,336

	As of March 31,	As of December 31,
In 000€	2025	2024
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	10,405	10,197
Equity attributable to the owners of the parent	248,787	248,578
Non-controlling interest	(84)	(86)
Total equity	248,703	248,492
Non-current liabilities
Loans & borrowings	19,450	23,175
Lease liabilities	4,970	5,112
Deferred tax liabilities	2,982	3,202
Deferred income	14,653	13,268
Other non-current liabilities	832	910
Total non-current liabilities	42,887	45,666
Current liabilities
Loans & borrowings	9,502	10,383
Lease liabilities	2,522	2,614
Trade payables	21,303	23,348
Tax payables	787	1,432
Deferred income	46,435	45,998
Other current liabilities	18,315	18,403
Total current liabilities	98,864	102,178
Total equity and liabilities	390,454	396,336

Consolidated statement of cash flows (Unaudited)

	for the three months ended March 31,
In 000€	2025	2024
Operating activities
Net (loss) profit for the period	(535)	3,585
Non-cash and operational adjustments	6,994	4,637
Depreciation of property plant & equipment	3,854	3,765
Amortization of intangible assets	1,631	1,672
Share-based payment expense	72	71
Loss (gain) on disposal of intangible assets and property, plant & equipment	21	(132)
Movement in provisions	18	79
Movement reserve for bad debt and slow moving inventory	243	188
Financial income	(1,834)	(2,309)
Financial expense	2,763	797
Impact of foreign currencies	(2)	(5)
(Deferred) income taxes	228	510
Working capital adjustments	3,763	1,029
Decrease (increase) in trade receivables and other receivables	4,487	3,712
Decrease (increase) in inventories and contracts in progress	948	(10)
Increase (decrease) in deferred revenue	1,868	643
Increase (decrease) in trade payables and other payables	(3,539)	(3,315)
Income tax paid & Interest received	(509)	718
Net cash flow from operating activities	9,713	9,970

	for the three months ended March 31,
In 000€	2025	2024
Investing activities
Purchase of property, plant & equipment	(1,400)	(2,525)
Purchase of intangible assets	(432)	(306)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	75	206
Net cash flow used in investing activities	(1,757)	(2,624)
Financing activities
Repayment of loans & borrowings	(4,472)	(4,876)
Repayment of leases	(815)	(757)
Capital increase	-	-
Interest paid	(235)	(358)
Other financial income (expense)	(310)	(5)
Net cash flow from (used in) financing activities	(5,832)	(5,997)
Net increase/(decrease) of cash & cash equivalents	2,123	1,348
Cash & Cash equivalents at the beginning of the year	102,304	127,573
Exchange rate differences on cash & cash equivalents	(247)	(22)
Cash & cash equivalents at end of the period	104,180	128,899

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2025	2024
Net profit (loss) for the period	(535)	3,585
Income taxes	234	510
Financial expenses	2,772	798
Financial income	(1,897)	(2,308)
Depreciation and amortization	5,501	5,438
EBITDA	6,075	8,023
Share-based compensation expense (1)	72	71
Adjusted EBITDA	6,147	8,094

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended March 31,
In 000€	2025	2024
Net profit (loss) for the period	(535)	3,585
Income taxes	234	510
Financial expenses	2,772	798
Financial income	(1,897)	(2,308)
EBIT	574	2,585
Share-based compensation expense (1)	72	71
Adjusted EBIT	646	2,656

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended March 31, 2025
Revenues	31,078	9,775	25,526	66,379	0	66,379
Segment (adj) EBITDA	9,047	599	(377)	9,269	(3,122)	6,147
Segment (adj) EBITDA %	29.1%	6.1%	-1.5%	14.0%		9.3%
For the three months ended March 31, 2024
Revenues	26,183	10,438	27,016	63,637	0	63,637
Segment (adj) EBITDA	7,921	1,090	1,529	10,540	(2,446)	8,094
Segment (adj) EBITDA %	30.3%	10.4%	5.7%	16.6%		12.7%

(1) Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2025	2024
Net profit (loss) for the period	(535)	3,585
Income taxes	234	510
Financial cost	2,772	798
Financial income	(1,897)	(2,308)
Operating (loss) profit	574	2,585
Depreciation and amortization	5,501	5,438
Corporate research and development	1,030	808
Corporate headquarter costs	2,852	2,484
Other operating income (expense)	(688)	(776)
Segment adjusted EBITDA	9,269	10,540

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: April 24, 2025